UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS MASTER FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS MASTER FUND, L.P.
 (Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615
919-846-2324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

December 23, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$152,000,000 (approximately 10% of 11/30 NAV) (a)	Amount of Filing Fee:	$10,837.60 (b)

(a)           Calculated as the aggregate maximum value of Interests being purchased.

(b)           Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

•
Hatteras Master Fund, L.P. (the “Fund”) is offering to purchase Interests (as defined below) in the Fund (the “Offer”) in an amount up to approximately 10.00% of the net assets of the Fund from partners of the Fund (the “Partners”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below).  As used in this Schedule TO, the term “Interest” or “Interests” refers to the limited partnership interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Partner’s Interest as the context requires.  Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on January 26, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender an Interest for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Interests will be calculated for this purpose as of March 31, 2011, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.  Since the Fund’s fiscal year end is March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•
A Partner may tender its entire Interest or a portion of its Interest; however, the minimum value of a repurchase is $50,000, subject to the discretion of the General Partner (as defined below) to allow otherwise. See Item 4(a)(1)(ii).

•
The tendering Partner will receive an initial payment in cash (valued according to the Fund’s Amended and Restated Agreement of Limited Partnership dated as of July 1, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”)) equal to at least 95% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered by the Partner that is accepted for purchase by the Fund (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•
In the case of a Partner that tenders its entire Interest, the Partner will receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund.  Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner.

•
Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

•
The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered.  If the Fund accepts the tender of the Partner’s Interest, the Fund will make payment for Interests it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•
Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time, on Monday, January 26, 2011 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Partner’s tender of an Interest on or prior to February 23, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

•
If a Partner would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Master Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on January 26, 2011.  IF THE PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON January 26, 2011).  See Item 4(a)(1)(vii).  The value of the Interests may change between November 30, 2010 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined.  See Item 2(b).  Partners desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on January 26, 2011, a Partner that tenders its entire Interest will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner’s Interest is calculated, notwithstanding the Fund’s acceptance of the Partner’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “Hatteras Master Fund, L.P.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited partnership.  The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

(b)           The title of the securities that are the subject of the Offer is “limited partnership interests,” or portions thereof, in the Fund.  As of the close of business on November 30, 2010, the net asset value of the Fund was $1,518,847,867.  Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in Item 1.

(c)           There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the Partnership Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hatteras Master Fund, L.P.”  The Fund’s principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324.  The General Partner of the Fund is Hatteras Investment Management LLC (the “General Partner”).  The principal executive office of the General Partner is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The investment manager of the Fund is Hatteras Investment Partners, LLC (the “Investment Manager”).  The principal executive office of the Investment Manager is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The directors on the Fund’s board of directors (the “Board of Directors”) are David B. Perkins, H. Alexander Holmes, Daniel K. Wilson, Steve E. Moss and Gregory S. Sellers.  Their address is c/o Hatteras Master Fund, L.P. at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)              Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2011, or, if the Offer is extended, as of any later Repurchase Date.  See Item 4(a)(1)(v) below.

A Partner may tender its entire Interest or a portion of its Interest.  The Partner will be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  The Partner will receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date.  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Partner that tenders its entire Interest, the Partner will also receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)          The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on January 26, 2011.  Partners that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)          Not applicable.

(v)           At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension.  If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated December 23, 2010, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

(vi)          Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, January 26, 2011 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Partner’s tender of an Interest on or prior to February 23, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date.

(vii)         Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.  A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

Any Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest.

(ix)           If Interests in excess of approximately 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests.  Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

A Partner who sells all or part of the Partner's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire Interest at that time.  The Partner's adjusted tax basis in the Partner's Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner.  It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751).  No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Interest.

(2)	Not applicable.

(b)           Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on October 10, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager.  The Registration Statement also states that the General Partner and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year.  The Fund commenced operations on January 3, 2005 and has made twenty-two previous offers to purchase Interests from Partners since inception.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the General Partner, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

(b)           Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Partnership Agreement.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

(c)           None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.  Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Not applicable.

(b)           Other than the acceptance of subscriptions as of November 1, 2010 and December 1, 2010, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Fund commenced operations on January 3, 2005.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Partners pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005; Audited Financial Statements for the Fiscal Year Ended March 31, 2006, previously filed with the SEC on Form N-CSR on June 9, 2006 and amended and filed with the SEC on October 23, 2006; Unaudited Financial Statements for the Period Ended September 30, 2006, previously filed with the SEC on Form N-CSR on December 6, 2006; Audited Financial Statements for the Fiscal Year Ended March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007; Unaudited Financial Statements for the Period Ended September 30, 2007, previously filed with the SEC on Form N-CSR on December 7, 2007; Audited Financial Statements for the Fiscal Year Ended March 31, 2008, previously filed with the SEC on Form N-CSR on June 9, 2008, and amended and filed with the SEC on June 10, 2008; Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 4, 2008; Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 9, 2009; Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 9, 2009; Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010; and Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 9, 2010.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)          Not applicable.

(4)          The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)          (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)          None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Partners in connection with the Fund’s acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS MASTER FUND, L.P.

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT LLC, as General Partner

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member

December 23, 2010

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Partners in connection with the Fund’s acceptance of tenders of Interests.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR LIMITED PARTNERSHIP INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

December 23, 2010

Dear Hatteras Master Fund, L.P. Partner:

We are writing to inform you of important dates relating to a tender offer by Hatteras Master Fund, L.P. (the “Fund”).  If you are not interested in having the Fund repurchase your limited partnership interest or a portion of your interest in the Fund (“Interest”) valued as of March 31, 2011, please disregard this notice and take no action.

The tender offer period will begin on December 23, 2010 and will end at 12:00 midnight, Eastern Standard Time, on January 26, 2011, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Partners of the Fund that hold Interests.  Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than January 26, 2011.  If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED.

If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Hatteras Master Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 12:00 midnight, Eastern Standard Time, on January 26, 2011.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (800) 504-9070.

Sincerely,

Hatteras Master Fund, L.P.

EXHIBIT B

OFFER TO PURCHASE

HATTERAS MASTER FUND, L.P.
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615

OFFER TO PURCHASE INTERESTS
DATED DECEMBER 23, 2010

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY JANUARY 26, 2011.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 26, 2011,
UNLESS THE OFFER IS EXTENDED

To the Partners of
Hatteras Master Fund, L.P.:

Hatteras Master Fund, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Interests (as defined below) or portions of Interests up to approximately 10.00% of the net assets of the Fund.  The Offer is being made pursuant to tenders by partners of the Fund (“Partners”) at a price equal to the net asset value of the tendered Interests as of March 31, 2011 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Repurchase Date”).  As used in the Offer, the term “Interest” or “Interests” refers to the limited partnership interests in the Fund representing beneficial interests in the Fund, and includes all or any portion of a Partner’s Interest as the context requires.  Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on January 26, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Partners to tender an Interest for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners.  The Offer is being made to all Partners and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Agreement of Limited Partnership dated as of July 1, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”).

Partners should realize that the value of the Interests tendered in the Offer likely will change between November 30, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests tendered to the Fund for purchase will be determined.  Partners tendering their Interest should also note that they will remain Partners in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Interest is calculated.  Any tendering Partners that wish to obtain the estimated net asset value of their Interests should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (800) 504-9070 or at Hatteras Master Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

(ii)

Partners desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, Hatteras Investment Management LLC (the “General Partner”), Hatteras Investment Partners, LLC (the “Investment Manager”) or the Fund’s Board of Directors makes any recommendation to any Partner whether to tender or refrain from tendering Interests.  Partners must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

Because each Partner’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Partners should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Fund’s General Partner, the Investment Manager, or its Board of Directors.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Hatteras Master Fund, L.P.
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623

Attention:  Tender Offer Administrator
Phone:  (800) 504-9070
Fax:  (816) 860-3138

(iii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	5
9.	Certain Information About the Fund	6
10.	Certain Federal Income Tax Consequences	6
11.	Miscellaneous	7

(iv)

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•
The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Interests in an amount up to approximately 10.00% of the net assets of the Fund.  We will purchase your Interests at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date.  The net asset value of Interests will be calculated for this purpose as of March 31, 2011 or, if the Offer is extended, as of any later Repurchase Date.  The Offer will remain open until 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on March 31, 2011, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.  Because the Fund’s current fiscal year will end on March 31, 2011, the Fund expects that the audit will be completed by the end of May 2011.

•	A Partner may tender its entire Interest or a portion of its Interest. See Section 4.

•
If you tender your Interest and we purchase that Interest, you will be entitled to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Partnership Agreement) determined as of March 31, 2011 (or if the Offer is extended, the net asset value determined on the Repurchase Date).

•
You are entitled to an initial payment in cash (valued according to the Partnership Agreement) equal to at least 95% (100% in the case of a Partner tendering less than its entire Interest) of the unaudited net asset value of the Interest (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•
In the case of a Partner tendering its entire Interest, the Partner is also entitled to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.

•
If we accept the tender of your Interest, we will pay you the proceeds from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings.  The purchase amount will be paid entirely in cash.  See Section 7.

•
If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until that time, you have the right to change your mind and withdraw any tenders of your Interest.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted your tender of an Interest on or prior to February 23, 2011 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date.  See Section 6.

•
If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Hatteras Master Fund, L.P., c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMB Fund Services, Inc. (“UMBFS”) at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on January 26, 2011.  IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON January 26, 2011).  See Section 5.  The value of your Interests may change between November 30, 2010 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests being purchased will be determined.  See Section 3.

•
As of November 30, 2010, the net asset value of the Fund was $1,518,847.867.  If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (800) 504-9070 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).  See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Partners that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Partnership Agreement.  The Registration Statement and the Partnership Agreement provide that the board of directors of the Fund (the “Board of Directors”) has the discretion to determine whether the Fund will purchase Interests from time to time from Partners pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager.  The Registration Statement also states that the General Partner of the Fund and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year.   The Fund commenced operations on January 3, 2005 and has made twenty-two previous offers to purchase Interests from Partners since inception.

Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the General Partner, the Board of Directors has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Partnership Agreement and the recommendations of the General Partner and the Investment Manager.  While the General Partner and the Investment Manager intend to recommend to the Board of Directors that the Fund offer to repurchase Interests, or portions of them, on a quarterly basis each year, the Board of Directors is under no obligation to follow such recommendations.

2

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests.  Partners that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Registration Statement.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

The tender of an Interest by a Partner will not affect the record ownership of such Partner for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased.  You should also realize that although the Offer is scheduled to expire on January 26, 2011 (unless it is extended), you remain a Partner of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to approximately 10.00% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.  The value of the Interests tendered for purchase will be their net asset value as of March 31, 2011 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7.  The determination of the net asset value of Interests as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Partner may tender its entire Interest or a portion of its Interest.  The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 10.00% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below.  If Interests in excess of approximately 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

3

5.	PROCEDURE FOR TENDERS.

Partners wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by January 26, 2011 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on January 26, 2011 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission.  A Partner choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.  Partners wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Partner tendering an Interest, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Partner, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the General Partner, the Investment Manager or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5.  Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Partner’s tender of an Interest on or prior to February 23, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date.  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

4

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest.  As stated in Section 3 above, the amount offered for the Interests tendered by Partners will be the net asset value thereof as of March 31, 2011, or if the Offer is extended, as of any later Repurchase Date.  The net asset value will be determined after all allocations to capital accounts of the Partners required to be made by the Partnership Agreement have been made, including any Repurchase Fee due to the Fund in connection with the repurchase and any incentive allocation.  The Fund will not pay interest on the purchase amount.

For Partners that tender Interests that are accepted for purchase, the Partner will receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner tendering less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Partner tendering all of its Interests, the Partner will also receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The Fund will make payment for Interests it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings.  Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.  None of the Fund, the Board of Directors, the General Partner, or the Investment Manager have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings.  The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Partners, withdrawal of capital from the investment funds in which it invests or from the proceeds of the sale of securities held by the Fund.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Repurchase Date.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer:  (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

5

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Partners if Interests tendered pursuant to the Offer were purchased; (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Partners.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited partnership.  Subscriptions for Interests of the Fund were first accepted for investment as of January 3, 2005.  The principal office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615 and its telephone number is (919) 846-2324.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement.

None of the Fund, the General Partner, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in:  (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions as of November 1, 2010 and December 1, 2010, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

6

A Partner who sells all or part of the Partner's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire Interest at that time.  The Partner's adjusted tax basis in the Partner's Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner.  It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751).    No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Interest.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

7

LETTER OF TRANSMITTAL

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Interests in

HATTERAS MASTER FUND, L.P.

Tendered Pursuant to the Offer to Purchase
Dated December 23, 2010

THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY JANUARY 26, 2011.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 26, 2011,
UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return To:

Hatteras Master Fund, L.P.
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623

Attention:  Tender Offer Administrator
Phone: (800) 504-9070
Fax:  (816) 860-3138

Letter of Transmittal Page 1 of 4

Ladies and Gentlemen:

The undersigned hereby tenders to Hatteras Master Fund, L.P., a closed-end, non-diversified, management investment company organized as a limited partnership under the laws of the State of Delaware (the “Fund”), the limited partnership interest in the Fund or portion thereof (the “Interest”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated December 23, 2010 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal.  THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal.  The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

The “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer, will also be made by wire transfer of the funds to the undersigned’s account as provided herein.  The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of March 31, 2011, subject to an extension of the Offer as described in Section 8 of the Offer.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL (VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED) TO:  HATTERAS MASTER FUND, L.P., C/O UMB FUND SERVICES, INC., P.O. BOX 1623, MILWAUKEE, WI 53201-1623, ATTENTION:  TENDER OFFER ADMINISTRATOR (if by fax, please deliver an original, executed copy promptly thereafter).  FOR ADDITIONAL INFORMATION:  PHONE: (800) 504-9070 OR FAX: (816) 860-3138.

Letter of Transmittal Page 2 of 4

LETTER OF TRANSMITTAL

Tender Date: March 31, 2011

Tender Expiration Date: 12 Midnight ET, January 26, 2011

PARTS 1, 2, 3, AND 4 MUST BE COMPLETED FOR TENDER REQUEST TO BE IN GOOD ORDER FOR PROCESSING

PLEASE FAX OR MAIL TO:
HATTERAS MASTER FUND	FOR ADDITIONAL INFORMATION:
UMB Fund Services	PHONE: (800) 504-9070
803 W. Michigan St., Ste A	FAX: (816) 860-3138
Milwaukee, WI 53233

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

PART 1 – NAME AND ADDRESS
Hatteras Account #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Telephone Number:

Advisor Firm Name:
Advisor Rep Name
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2 – AMOUNT OF INTERESTS IN THE FUND BEING TENDERED:

☐ Entire amount of Interests

☐ Portion of Interests                        $______________                        or           ______________ Number of Interests

The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s remaining Interests to have a NAV of less than $50,000, the General Partner of the Fund may reduce the amount to be repurchased from the undersigned so that the required minimum account balance is maintained or repurchase the remainder of the undersigned’s Interests in the Fund.

Letter of Transmittal Page 3 of 4

LETTER OF TRANSMITTAL

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

If you invest in the Fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request.

Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

HOLDBACK PAYMENTS: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal Year to the same wire instruction the tender proceeds are delivered to. If alternate payment instructions are needed for the holdback, please contact UMB Fund Services at the 800-504-9070 for instructions.

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS
YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL.

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

HATTERAS MASTER FUND, L.P.

Tendered Pursuant to the Offer to Purchase
Dated December 23, 2010

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC. BY,
12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 26, 2011,
UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

Hatteras Master Fund, L.P.,
c/o UMB Fund Services, Inc.
P.O. Box 1623
Milwaukee, WI 53201-1623

Attention:  Tender Offer Administrator
Phone:  (800) 504-9070
Fax:  (816) 860-3138

Cancel Tender Page 1 of 2

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited partnership interest in Hatteras Master Fund, L.P. (the “Fund”), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

Such tender was in the amount of:

☐           The undersigned’s entire limited partnership interest.

☐           A portion of the undersigned’s limited partnership interest expressed as a specific dollar value.

$_______________________

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Investor

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory

Date: ______________

Cancel Tender Page 2 of 2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO PARTNERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Partner:

Hatteras Master Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or a part of your limited partnership interest in the Fund (your “Interest”).

Because you have tendered and the Fund has purchased all or a part of your Interest, you are entitled to receive an initial payment in an amount equal to at least 95% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of March 31, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than June 29, 2011, unless the repurchase date of the interests in the Fund has changed.

If you tendered your entire Interest, a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2011.

If you are tendering only a portion of your Interest, you remain a Partner of the Fund with respect to the portion of your Interest that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Master Fund, L.P.

[______ __, 20__]

Dear Partner:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Hatteras Master Fund, L.P. (the “Fund”).

Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to at least 95% (100% if you tendered less than your entire Interest) of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of March 31, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2011.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Master Fund, L.P.

Enclosure

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